FOR IMMEDIATE RELEASE

Contact:    Larry Dennedy
            MacKenzie Partners, Inc.
            (212-929-5239




           ALLIANCE STANDARD II OFFERORS ANNOUNCE EXPIRATION OF TENDER
             OFFER FOR 8.40% SUBORDINATED NOTES OF AMERICAN CAPITAL
              CORP., COMMON STOCK OF TRANSCAPITAL FINANCIAL CORP.,
                      PRORATION OF TENDERS OF TRANSCAPITAL

         New York, New York, February 19, 1998 -- Alliance Standard II L.L.C. and Alliance Standard II Corp. announced today that their tender offer for the 8.40% subordinated notes of American Capital Corp. and the common stock of TransCapital Financial Corp. expired at midnight on February 17, 1998. The offerors have accepted for payment approximately $30,000,000 principal amount of notes of American Capital, constituting all notes validly tendered. An aggregate of approximately 2,861,000 shares of common stock of TransCapital Financial Corp. have been validly tendered (including shares tendered by notices of guaranteed delivery), and accordingly, valid tenders for approximately 1,950,000 shares of TransCapital common stock will be accepted for payment on a pro rata basis.

         According to the last periodic disclosures to the Securities and Exchange Commission filed (in 1995) by American Capital Corp. and TransCapital Financial Corp., there are a total of approximately $78.5 million principal amount of notes of American Capital outstanding, and approximately 9,806,324 shares of TransCapital Financial common stock outstanding. The Alliance Standard II offerors therefore hold approximately 39% of the principal amount of outstanding notes of American Capital Corp. and 19.9% of all outstanding shares of TransCapital Financial Corp.

         The final counts of notes and shares validly tendered are subject to verification of the validity of tenders and deliveries pursuant to notices of guaranteed delivery.

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